UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated:  June 25, 2008

Commission File Number: 333-141113

BRITANNIA BULK PLC

Dexter House

2nd Floor

2 Royal Mint Court
London EC3N 4QN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST
Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST
Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Equity Offering of Parent Company and Related Refinancing and Repayment of Group Debt

The ultimate parent holding company of Britannia Bulk Plc (“Britannia Bulk”), Britannia Bulk Holdings Inc (the “Company”), closed its previously announced initial public offering of shares of its common stock on June 23, 2008.  The Company’s common stock is trading on the New York Stock Exchange under the symbol “DWT”.

The Company used a portion of the proceeds from its equity offering, together with amounts held in Britannia Bulk’s vessel acquisition account and borrowings under Britannia Bulk’s new secured term loan facility (described below), to repay and refinance group debt, including Britannia Bulk’s senior secured notes and secured bridge facility with Lloyd’s TSB Bank Plc, as well as the Company’s bridge facility with Goldman Sachs.  The balance will be used for general corporate purposes.

As previously disclosed in its Reports on Form 6-K dated May 29, 2008 and June 5, 2008, respectively,  Britannia Bulk entered into a new secured term loan facility agreement dated May 23, 2008, with Lloyds TSB Bank Plc and Nordea Bank Denmark A/S as facility agent and security trustee (the “Facility Agreement”).  The facility provided under the Facility Agreement consists of a term loan facility (the “Facility”) of up to US$170.0 million and is for the purpose of providing funds, a portion of which will be used to refinance Britannia Bulk’s secured bridge facility with Lloyd’s TSB and senior secured notes, as well as the Company’s bridge facility with Goldman Sachs.  This Facility has been drawn in full.

At the closing of the Company’s equity offering described above, Britannia Bulk satisfied and discharged its obligations under the senior secured notes, including the accrued and unpaid interest and redemption premiums thereon, out of the proceeds of the Company’s equity offering, drawings under its new secured term loan facility (described above) and amounts held in its vessel acquisition account for the senior secured notes. At that time, the collateral interest in the vessel acquisition account was released by Wilmington Trust Company and used in part for the refinancing of group debt.  Britannia Bulk also issued notices (more fully described below) to Wilmington Trust Company to redeem its senior secured notes in full in accordance with the provisions of the now satisfied and discharged indenture governing such notes.

The first notice of redemption was in respect of 35%, or $64.75 million, of the outstanding senior secured notes.  The redemption price for each US$1,000 principal amount of such notes is $1,074.88, plus accrued and unpaid interest of $15.89 per $1,000 face value thereof.  The redemption date is July 23, 2008.  Notes called for redemption must be surrendered to Wilmington Trust Company, the Paying Agent, to collect the redemption price.  One day following this redemption date, Britannia Bulk will also redeem the remaining 65%, or $120.25 million, of the senior secured notes, as described below.

The second notice of redemption was in respect of 65%, or $120.25 million, of the outstanding senior secured notes.  The redemption price for each US$1,000 principal amount of such notes is $1,133.61, plus accrued and unpaid interest of $16.19 per $1,000 face value thereof.  The redemption date is July 24, 2008.  Notes called for redemption must be surrendered to Wilmington Trust Company, the Paying Agent, to collect the redemption price.

Copies of both redemption notices can be obtained by contacting Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-1626, Attention: Corporate Capital Markets, Fax: +1 (302) 636 4141, Telephone: +1 (302) 636 6436.

A registration statement relating to the Company’s offered equity securities described above has been filed with the Securities and Exchange Commission and declared effective.  This announcement is neither an offer to sell nor a solicitation of an offer to buy shares of the Company’s common stock in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The offering of the Company’s securities was made only by means of a prospectus. A copy of the prospectus relating to the offering may be obtained from Goldman, Sachs & Co., Attn: Prospectus Department, 85 Broad Street, New York, NY 10004, Fax: (212) 902-9316 or email at prospectus-ny@ny.email.gs.com or Banc of America Securities LLC, Capital Markets (Prospectus Fulfillment) by email to dg.prospectus_distribution@bofasecurities.com or by mail to Banc of America Securities LLC, Capital Markets Operations, 100 West 33rd Street, 3rd Floor, New York, NY 10001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized

BRITANNIA BULK PLC

/s/ Fariyal Khanbabi
Fariyal Khanbabi
Date: June 25, 2008	Chief Financial Officer